March 16, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., MS-03-08
Washington, D.C.  20549


ATTN:  Michael Moran, Branch Chief

RE:      Form 10-KSB for the Year Ended September 30, 2004
         File No. 0-13757


Dear Mr. Moran:

In connection with your letter, received March 7, 2005, we provide the following responses:

Item 7. -  Financial Statements
-------------------------------

Accountants Report
------------------
A revised accountants report is being filed with Form 10-SKB/A.

Statement of Cash Flows
-----------------------
In the Original Filing the reconciliation of net income to net cash flows from operating activities was provided in Footnote 11. The statement has been revised and footnote 11 eliminated in Form 10-KSB/A being filed.

Notes to Financial Statements
-----------------------------
Note 5 has been revised in the Form 10-KSB/A filing.


Item8a - Controls and Procedures
--------------------------------
Item 8a has been revised in the 10-KSB/A filing.

In responding to your comments the Company hereby acknowledges that:
1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

Rod Lynam
____________
/S/Rod Lynam
Treasurer